Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

Royale Energy, Inc.
(Name of Issuer)

Common Stock Par Value $0.01 Per Share
(Class of Securities)

78074G200
(CUSIP Number)

Donald H. Hosmer	With a copy to:
7676 Hazard Center Drive	Lee Polson
Suite 1500	Strasburger & Price, L.L.P.
San Diego, California 92108	600 Congress Ave., Ste. 1600
(619) 881-2800	Austin, Texas 78701
(512) 499-3600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

CUSIP No. 78074G200
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(1) Names of Reporting Persons:
Donald H. Hosmer
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(2) Check the appropriate box if a member of a group:
(a) [ ]
(b) [X]
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(3) SEC Use Only

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(4) Source of Funds:
PF
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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
[ ]
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(6) Citizenship or place of organization:
California
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Number of shares beneficially owned by each person with:

(7)	Sole voting power	Donald H. Hosmer	990,437 Shares Common

(8)	Shared voting power	None

(9)	Sole dispositive power	Donald H. Hosmer	990,437 Shares Common

(10)	Shared dispositive power	None

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(11) Aggregate amount beneficially owned by each reporting person.
Donald H. Hosmer: 990,437 Shares Common
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(12) Check if the aggregate amount in row (11) excludes certain shares
[ ]
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(13) Percent of class represented by amount in Row (11)
13.22% (See Item 5 for calculation of outstanding shares.)
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(14) Type of reporting person:
IN

Introductory Note

On September 26, 2006, Donald H. Hosmer, president of the issuer, Royale Energy, Inc., delivered 26,000 shares of common stock of the issuer in exchange for interests in oil and gas wells drilled by the company. This amendment to Mr. Hosmer's Schedule 13D reports the exchange

Item 4 Purpose of Transaction

Donald H. Hosmer delivered 26,000 shares of common stock of Royale Energy, Inc., owned by him, to the company on September 26, 2006, in exchange for interests in oil and gas drilling projects sponsored by the company. The value of the common stock received by the company in consideration for the exchange was $146,380, based on the closing market price of the company's common stock on the NASDAQ Stock Market on June 12, 2006, the date the agreement to invest was made. Mr. Hosmer continues to hold the remainder of his common shares, equal to 13.22% of the company's common stock, as an investment. Mr. Hosmer is president and chief executive officer of Royale Energy.

Item 5 Interest in Securities of the Issuer

Person:	Donald H. Hosmer
No. Shares Owned:	990,437 Shares of Common Stock
Percent of Outstanding shares	13.22%*

Common stock outstanding at June 30, 2006	7,942,408*

* Number of shares outstanding and percent of outstanding shares are based on the number of shares reported as outstanding in ROYL's Form 10-K for the quarter ended June 30, 2006.

Mr. Hosmer has sole voting and dispositive power with respect to all ROYL shares owned by him.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Donald H. Hosmer

Date: September 28, 2006	/s/ Donald H. Hosmer